Exhibit 99.1

PENN WEST ANNOUNCES FINALIZATION OF AMENDING AGREEMENTS WITH ITS LENDERS

FOR IMMEDIATE RELEASE, May 25, 2015

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West”, “we”, “our” or the “Company”) is pleased to announce that it has finalized and entered into definitive amending agreements with the lenders under its syndicated bank facility and the holders of its senior notes to, among other things, amend its financial covenants as initially disclosed by the Company in its press release issued on March 12, 2015 announcing its year-end financial and operational results for 2014.

Since Penn West announced in March that it had entered into agreements in principle with its lenders and noteholders, the Company has sold or entered into agreements to sell assets for aggregate net proceeds of approximately $415 million, which includes $318 million from its previously announced royalty transactions which were completed in early May, and approximately $97 million from non-core asset dispositions which are expected to be completed by the end of the second quarter of 2015. Pursuant to the terms of the amending agreements with its lenders and noteholders, in the event that Penn West completes any asset dispositions prior to March 30, 2017, it has committed to use the net proceeds from such asset dispositions to repay at par $650 million of the outstanding principal amounts owing to noteholders, with corresponding pro rata amounts from such asset dispositions to be used to repay any outstanding amounts drawn under its syndicated bank facility.

David Dyck, Senior Vice President and CFO, commented, “We would like to thank our lenders and noteholders for their commitment to the long-term success of Penn West. The terms of the amending agreements provide financial flexibility so that the Company can continue to focus on the key business, strategic and operational targets that will ultimately drive the success of the Company for all stakeholders. This marks a key milestone in our ongoing plan to reduce debt and improve our capital structure. Strategically, the Company remains focused on achieving a fully competitive debt to funds flow ratio. Over the past 18 months, Penn West has repaid its debt by approximately $1.0 billion using the net proceeds from asset dispositions. Additionally, the aggregate net proceeds of approximately $415 million from the recently completed royalty transactions and the asset dispositions to be completed by the end of the second quarter of 2015 have been committed to debt repayment. We will continue to strengthen the Company’s long-term financial sustainability and execute our light oil focused strategy, and we will remain disciplined and focused to achieve our goals and deliver on all of our targets. I am confident we are making important and positive steps to ensure a strong future for Penn West.”

Penn West is one of the largest conventional oil and natural gas producers in Canada. Our goal is to be the company that redefines oil & gas excellence in western Canada. Based in Calgary, Alberta, Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada on a land base encompassing approximately 4.5 million acres.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbor” provisions of applicable securities legislation. Forward-looking statements are typically identified by words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to the expected sale of $97 million from non-core asset by the end of the second quarter of 2015, that in the event that Penn West completes any asset dispositions prior to March 30, 2017, it has committed to use the net proceeds from such asset dispositions to repay at par $650 million of the outstanding principal amount owing to noteholders, with corresponding pro rata amounts from such asset dispositions to be used to repay any outstanding amounts drawn under its syndicated banked facility, the amending agreements providing the financial flexibility so that the Company can continue to focus on the key business, strategic and operational targets that will ultimately drive the success of the Company for all stakeholders, the plan to reduce debt and improve our capital structure, remaining focused on achieving a fully competitive debt to funds flow ratio, continuing to strengthen the Company’s long-term financial sustainability and execute our light oil focused strategy, remaining disciplined and focused to achieve our goals and deliver on all our targets and the goal to be the company that redefines oil & gas excellence in western Canada. Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are unable to execute some or all of our ongoing non-core asset disposition program on favourable terms or at all, including the dispositions discussed herein, whether due to the failure to receive requisite regulatory or other third party approvals or satisfy applicable closing conditions or for other reasons that we cannot anticipate; the possibility that we will not be able to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plan do not materialize; the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; geological, technical, drilling and processing problems; general economic and political conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas, price differentials for crude oil produced in Canada as compared to other markets, and transportation restrictions; royalties payable in respect of our oil and natural gas production and changes to government royalty frameworks; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including wild fires and flooding; failure to obtain regulatory, industry partner and other third-party consents and approvals when required, including for dispositions; failure to realize the anticipated benefits of dispositions; changes in tax and other laws that affect us and our securityholders; the potential failure of counterparties to honour their contractual obligations; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

For further information:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com

Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com